Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: February 26, 2013

ALAMOS GOLD INC.

February 2013 Corporate Presentation

Forward-Looking Statements and Disclaimer

Forward-Looking Statements

Certain statements contained in this presentation are forward-looking statements, including within the meaning of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. All statements other than statements of historical fact included herein, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos Gold Inc. (“Alamos”), are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include risks related to the offer, fluctuations in the value of the consideration; integration issues; the effect of the offer on the market price of Alamos common shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of the Aurizon Mines Ltd. (“Aurizon”) common shares; risks associated with Aurizon becoming a majority-owned subsidiary of Alamos; differences in Aurizon common shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos common shares on the New York Stock Exchange; and the effect of the offer on non-Canadian holders of Aurizon common shares, and risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors Related to the Offer” that is included in Alamos’ take-over bid circular dated January 14, 2013 and in the section entitled “Risk Factors” that is included in Alamos’ annual information form dated March 29, 2012. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Disclaimers

This presentation is presented in conjunction with Alamos’ Registration Statement on Form F-10 (the “Registration Statement”) and Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) as filed with the United States Securities and Exchange Commission (the “SEC”). The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted. You should only rely on the information contained in the offer and circular (the “Offer and Circular”) in each of the Registration Statement and the Tender Offer Statement. The information included in this presentation is only a summary and you should read the entire Offer and Circular carefully. The Registration Statement and the Tender Offer Statement are available on the SEC’s website at www.sec.gov.

This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

Each of Alamos and Aurizon prepare its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos and Aurizon may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of each of Alamos and Aurizon, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

All figures in US$ unless otherwise indicated.

ALAMOS GOLD INC.

We Expect Alamos to Remain…

A leader in growing low-cost production

A leader in financial performance

A leader in delivering shareholder value

Since its inception, Alamos has focused successfully on these three areas. They will remain fundamental to the Company’s growth.

ALAMOS GOLD INC.

A Strong Company Positioned to Lead

Low-cost, mid-tier gold producer

Met production guidance and increased production by 32% in 2012 to 200,000 ounces at a cash operating cost (pre-5% royalty) of $355/oz

Production guidance of 180,000-200,000 ounces Au in 2013; cash cost guidance of $415-$435/oz (pre-5% royalty)

Mexico (Sonora State): own and operate the Mulatos Mine

Acquired in 2003 for about $10 million; initial production in 2005

Turkey (Cannakale): advanced-stage development projects

Acquired in 2010 for $90 million; fast-tracking production for 2014

ALAMOS GOLD INC.

A Leader in Maintaining Low

Costs

First Quartile Cash Cost

Performance

Alamos Cash Margins Per Ounce

US $

$2,000 $1,600 $1,200 $800 $400

$76 $281 $259 $488 $637 $865 $1,111 $1,230

2005 2006 2007 2008 2009 2010 2011 2012

Cash Operating Cost Royalty (5%) Margin

2013 Average Cash Costs ($/oz) – Net of By-products

$882 $810 $750 $742 $731 $598 $577 $543 $500-$5201 $222

IAMGOLD

Osisko

Alacer

Randgold

Agnico-Eagle

Allied Nevada

Eldorado

AuRico

ALAMOS GOLD INC.

New Gold

Source: Analyst reports.

1 Based on Alamos guidance. Including royalties assuming a $1,700/oz Au price.

ALAMOS GOLD INC.

A Leader in Growing Production

Replacing Reserves Enables Production Growth

Reserves & Resources 1

2P Reserves

Measured & Indicated

Inferred

Au oz (millions)

10 8 6 4 2

1.92 1.69 2.05 2.39 2.39 2.39

1.58 1.93 1.66 3.18 4.40 4.98

0.59 0.45 1.04 1.56 0.92 1.59

2004 2007 2008 2009 2010 2011

Production

Production (k oz Au)

250 200 150 100 50

2006 2007 2008 2009 2010 2011 2012 2013E

1 Please refer to press releases dated March 27, 2012 and June 28, 2012 on the 2011 Mineral Reserves and Resources statement and Çamyurt initial mineral resource estimate, respectively

ALAMOS GOLD INC.

Mexico: Mulatos Mine Record Production in 2012

Open-pit, heap leach operation (100% ownership)

17,000 tpd throughput budgeted

500 tpd gravity mill for Escondida high-grade ore

Commenced operation in Q1 2012

Achieving design throughput and budgeted grades

Large exploration package (30,325 ha /117 sq. miles)

~56,000 m drill program in 2012 (completed)

+72,000 m drill program planned in 2013

ALAMOS GOLD INC.

Mexico: The High-Grade Story Continues

Cerro Pelon

Estrella

East Estrella

PdA

PdA Extension

El Salto/ Mina Vieja

Escondida

Gap

El Victor

San Carlos

February 2012

LEGEND

Mineralized trends

+1 opt intercepts

Mexico: San Carlos

Potential to Double High-Grade

Mill Feed

‘In-pit’ high-grade mineral reserves:

649,000 tonnes @ 7.67 g/t Au1

N

500m

San Carlos Pit

High-gold grade structural trend

12SC182

6.09 m / 12.850

17.55 m / 3.839

12SC178

4.65 m / 7.729

12SC177

12SC178B

17.3 m / 5.154

2011 Reserve pit outline

Drill collar, with assay interval

Drill collar

4.65 m / 7.729 Assay Interval (drilled meters / Au grams per tonne)

1 Please refer to press release dated February 21, 2013, Alamos Gold Reports Fourth Quarter and Year-end 2012 Results, and press release dated March 27, 2012 on 2011 Mineral Reserves and Resources statement

Mexico: El Victor

Overhead View

N

50.80 m / 1.735

76.22 m / 2.04 12EV248

12EV242

12EV289

27.44 m / 1.304

Mineralized Trend

2011 Reserve pit outline

Drill collar, with assay interval

Drill collar

4.65 m / 7.729 Assay Interval (drilled meters / Au grams per tonne)

Please refer to press release dated February 21, 2013, Alamos Gold Reports Fourth Quarter and Year-end 2012 Results

Mexico: El Victor

Potential Reserve Pit Expansion

N

1150 m

12EV198

12EV182

12EV180

12EV171

12EV210

12EV170

Planned Reserve Pit Outline (2011)

1050 m

45.7 m @ 1.59 g/t Au

35.1 m @ 1.86 g/t Au

35.1 m @ 6.43 g/t Au

950 m

Intercepts > 0.35 grams per tonne Au

0 40 m

Turkey: Low-Cost Production Growth

Canakkale

Akbaba

Kartaldag

TV Tower

Karlncall

Kirazli

Kirazli

Rock Pile

Catalkaya

Kale

Iri

Pirentepe

Halilaga Cu

Etili

Can Coal Mine

Coal Power Plant

Can

Agi Dagi

Ayitepe

Tavsan

Ihlamur

Deli

Baba

Fire Tower

Planned Water Reservoir

Camyurt

Legend

City or Town

Alamos Mineral Claim

Gold Occurrence

Major Roads

Can Coal Mine

Scale

0 km 4 km

Turkey: Ağı Dağı and Kirazlı

Path To Production


Acquired projects
Positive
Pre-feasibility Study[1,2]
IRR: 22.3%[3]
$NPV_{5\%}$: $276M[3]
Environmental Impact Assessment responses
First gold pour at Kirazlı
First gold pour at Ağı Dağı
2010
2011
2012
2013
2014
2015
2016
Permitting and construction period
M&I - 2.2Moz Au[3]
Pit-constrained inferred - 213,000oz Au[3]
Çamyurt inferred - 640,000 oz Au[3]

ALAMOS GOLD INC.

[1] Initial capex of $424.4M (including $63M contingency), internally funded
[2] At $1,239/oz Au and $24.56/oz Ag, after-tax IRR and NPV are 22.3% and $276M, respectively. At $1,575/oz Au and $27/oz Ag, after-tax IRR and NPV are 36.5% and $604.6M, respectively
[3] Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate. Çamyurt resource not included in PFS.

13

Turkey: Kirazli and Aği Daği1,2,3

Çamyurt Would Enhance Robust

Aği Daği and Kirazli Mine Plan

Au

oz

(000)

250

200

150

100

50

Kirazli

Aği Daği

LOM total production: 1.5Moz Au

Combined annual production:

166,000 oz Au

545,000 oz Ag

2014E

2015E

2016E

2017E

2018E

2019E

2020E

2021E

2022E

2023E

1 Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate

2 Not shown: 4.9M oz of silver production over nine-year mine life

3 Cash costs (by-product) $544/oz excluding 1.5% royalty payable to Turkish government and 2% royalty on the Aği Daği project payable to Franco-Nevada

ALAMOS GOLD INC.

Turkey: Çamyurt

Significant Opportunity to Boost

Project Economics

640,000 oz @ 0.81 g/t Au1 pit-constrained inferred resources

Higher grades = chance to reduce combined operating cost

Capex synergy – Çamyurt may substantially utilize existing Aği Daği infrastructure

151.2 m @

1.62 g/t Au

11CYD39

11CYD34

11CYD17

11CYD16

550m

185.7 m @

1.60 g/t Au

11CYD14A

11CYD14

36.5 m @

3.2 g/t Au

11CYD28

11CYD33

11CYD10

11CYD40

11CYD15

11CYD15A

11CYD09

11CYD01

450 m

Resource cone outline (2012)

Intercepts > 0.2 grams per tonne Au

Çamyurt long section

0 40m

350 m

1 Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate

Succeeding in Turkey

An Alignment of Interests

Turkey Needs Mining

Government calls mining a key to economic growth

New Mining Law 2010; New Commercial Code 2012

2011 current account deficit 9.9% of GDP

New investment system promotes foreign direct investment

Tax incentive became law in June 2012

Alamos expects to qualify for 80% reduction in corporate tax rate

Corporate tax rate 4%, until savings cap of 40% of capex reached

Earning our social license

Generations have consumed substandard, unhealthy water (acidic; high alumina)

Reservoir: process water for operations, potable water for communities

Finalizing water protocol – planned commissioning in 2014; PFS Plan1: Capex $32M

1 Please refer to “NI 43-101 Technical Report Kirazli and Aği Daği Gold Project” dated July 31, 2012

ALAMOS GOLD INC.

A Leader in Financial Performance

Revenue ($ millions)

$329.4

$227.4

$189.3

$171.4

$133.0

2008

2009

2010

2011

2012

Earnings ($ millions)

$118.0

$56.0

$63.8

$60.1

$29.4

2008

2009

2010

2011

2012

Cash Balance ($ millions) 1

$353.7

$222.6

$186.9

$188.2

$43.8

2008

2009

2010

2011

2012

Cash Flow from Operations ($ millions) 2

$184.6

$106.5

$94.6

$89.6

$65.8

2008

2009

2010

2011

2012

1Cash and cash equivalents and short-term investments as reported in the Company’s Statements of Financial Position.

2After changes in working capital.

ALAMOS GOLD INC.

A Financially Strong Company

Robust, Clean Balance Sheet

Cash & Equivalents1

> US$ 360 million

Working Capital1

> US$ 385 million

Debt

None

Gold Hedging

None

Semi-Annual Dividend

US$0.10/share

Shares Outstanding1

127.5 million

Employee Options1

4.8 million

Fully Diluted

132.3 million

Recent Share Price (TSX)2

C$14.50

Market Capitalization

~ C$1.8 billion

1 Unaudited - management’s estimate as of February 22, 2013.

2 As of February 22, 2013.

ALAMOS GOLD INC.

A Leader in Delivering Shareholder Value

AGI 10-year Price Performance

2,500%

Percentage

2,000%

Growth

1,500%

1,000%

500%

0%

2003

2005

2007

2009

2011

2013

AGI Gold Spot

Dividend Growth Per Share

$ 0.10

$ 0.10

$ 0.10

$0.07

$0.05

$ 0.05

$0.04

$0.03

Apr ‘10

Oct ‘10

Apr ‘11

Oct ‘11

Apr ‘12

Oct ‘12

ALAMOS GOLD INC.

Appendices

ALAMOS GOLD INC.

Mulatos
Alteration Map
La Chipriona Pb-Zn-Ag
La Cieneguita
Ostimuri Ag
La India
El Realito
La Viruela
La Cruz
El Jaspe
San Nicolas
La Palma
Juliana
Escondida
Gap
El Victor
San Carlos
PdA Extension
La Dura
Mina Vieja
Puerto Del Aire (PdA)
Zaragosa
Mulatos Deposit
Los Bajios Cu
El Halcon Cu
C. Pelon
La Yaqui
Las Carboneras
El Carricito
LEGEND
Silicic Alteration
Argillic Alteration
Propylitic Alteration
Gold Occurrence
Alamos Mineral Claim
0 Km
Scale
4.0 Km
N
Image © 2011 DigitalGlobe
© 2011 Cnes/Spot Image
Image © 2011 GeoEye
28°38'27.69" N 108°48'06.85" W elev 5154 ft

21

San Carlos

The High-Grade Story Continues

Potential to double high-grade mill feed for gravity mill

‘In-pit’ mineral reserves: 649,000 tonnes @ 7.67 g/t Au1

Recent drilling highlights2: 7.729 g/t Au over 4.65 m (12SC177) 3.839 g/t Au over 17.55 m, including 10.517 g/t Au over 4.15 m (12SC178) 5.154 g/t Au over 17.3 m (12SC178B) 12.850 g/t Au over 6.09m, including 24.325 g/t Au over 3.04m (12SC183)

High-grade ore amenable to gravity separation

Gravity plus leach recovery3,4 70% and 78%, +15-20% higher than leaching alone

1 Please refer to press release dated March 27, 2012 on 2011 Mineral Reserves and Resources statement

2 Please refer to press release dated February 21, 2013, Alamos Gold Reports Fourth Quarter and Year-end 2012 Results

3Based on preliminary metallurgical testing of two high-grade composite samples. Potential to improve recovery rates exists and will be evaluated in the next phase of testing 4 Please refer to press release dated June 21, 2011 on San Carlos metallurgical testing results

ALAMOS GOLD INC.

San Carlos: Cross Section NW

Underground Mining Optimization

Mineral reserve pit shell (2011) Underground model Underground access

0.0 - 0.2 gpt Au

0.2 - 0.5 gpt Au

0.5 - 1.0 gpt Au

1.0 - 2.0 gpt Au

2.0 - 5.0 gpt Au

5.0 - 10.0 gpt Au

> 10.0 gpt Au

El Victor

Reserve and Resource Growth

Potential to expand reserves along and across trend

Silica alteration identical to El Victor deposit

Believed to be northern extension of El Victor reserves

Extends pit north and west of present pit limits

Recent drilling highlights1: 2.040 g/t Au over 76.22 m (12EV242) 1.735 g/t Au over 50.80 m (12EV248) 1.304 g/t Au over 27.44 m and 1.725 g/t Au over 30.49 m (12EV289)

1 Please refer to press release dated February 21, 2013, Alamos Gold Reports Fourth Quarter and Year-end 2012 Results

ALAMOS GOLD INC.

Turkey Pre-feasibility (PFS)

Highlights1

Strong Future Cash Flow Generation

Highlights

Value

LOM production (combined 9-year mine life)

1.5M oz Au

4.9M oz Ag

Combined annual production

166,000 oz Au

545,000 oz Ag

Cash costs (by-product)

$544/oz2

$8.60/tonne of ore

Capital expenditure

Initial: $424.4M

Internally financed through cash on

(including $63M contingency)

balance sheet and future cash flows

Sustaining: $26.9M

640K3 oz NOT included in PFS

Çamyurt

PFS incorporates significant

capex that will benefit

Çamyurt economics

1 Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate

2 Excluding 1.5% royalty payable to the Turkish government and 2% royalty on the Ağı Dağı project payable to Franco-Nevada

3 Inferred mineral resources, pit-constrained

ALAMOS GOLD INC.

Turkey PFS Highlights1

Robust Project Economics

AFTER TAX NPV(millions)

Discount Rate (%)

Ağı Dağı

Kirazlı

Combined

0%

$258.3

$214.2

$472.5

3%

$167.7

$175.9

$343.6

5%

$121.5

$154.1

$275.6

10%

$40.9

$109.8

$150.7

Spot 2(@ 5% discount)

$362.2

$242.4

$604.6

AFTER TAX IRR (%)

Silver Price

Gold Price (per oz)

(per oz)

$1,000

$1,200

$1,500

$1,800

$2,000

$15.00

1.5%

16.6%

31.2%

44.3%

54.6%

$20.00

2.3%

17.4%

32.0%

46.7%

55.8%

$22.50

5.6%

17.8%

32.4%

47.3%

56.4%

$25.00

6.0%

18.2%

32.8%

47.9%

57.1%

$30.00

6.9%

19.1%

33.6%

49.1%

58.3%

1 Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate

2 Based on $1,575/oz Au and $27.00/oz Ag

ALAMOS GOLD INC.

Turkey PFS Highlights1

Pit-Constrained Inferred Ounces

Could Boost Production

213,000 oz Au mineable, pit-constrained inferred mineral ounces

Classified as waste in PFS due to insufficient drill spacing

Kirazlı

53,000 inferred ounces

Baba pit

Ağı Dağı

Deli pit

160,000 inferred ounces

Inferred mineral ounces (pit-constrained)

Measured mineral ounces Indicated mineral ounces

Pit outlines not to scale

1 Please refer to press release dated June 28, 2012 on Turkey PFS and Çamyurt initial mineral resource estimate

ALAMOS GOLD INC.

ADR Plant

Leach pad

Crushers

Waste Dump

Deli pit

Baba pit

Ağı Dağı Project: Site Plan

Alteration Types

Propylitic

Argilic

Advanced Argilic

Silicic

PFS pit outline

Mineral resource cones

Camyurt

1km

Kirazlı Project: Site Plan

Kirazlı pit

SILICIC

Crushers

Waste Dump

Leach pad

ADVANCED ARGILLIC

ARGILLIC

ADR Plant

Alteration Types

Argilic

Advanced Argilic

Silicic

PFS pit outline

Mineral resource cones

1.0km

Ağı Dağı and Kirazlı

Excellent Infrastructure

Sea port

Power lines

Kirazli Hill

Paved roads and power lines

Access to power grid

ALAMOS GOLD INC.

Turkey EIA Process

Environmental Impact Assessment (EIA) Application File is prepared and submitted to the Ministry of Environment and Forestry (Ministry)

The Ministry examines EIA Application File for compliance with the format specified in the EIA Regulation and establishes the Review Commission

Public Participation Meeting (published in newspaper at least 10 days before) and Special Format

Submission of EIA report to the Ministry (within 1 year maximum)

The Ministry examines the EIA report for compliance with the Special Format

Review Commission examines and assess the EIA report “Final EIA Report” is submitted to the Ministry “Final EIA Report” is made available for public comment EIA Decision by the Ministry

EIA modified and

EIA Approved

resubmitted to meet

AGI Goal: Q1-13 Kirazlı

recommendations

Q2-13 Agi Dagi

provided by the Ministry

2011 Mulatos Mineral Reserves

PROVEN AND PROBABLE RESERVES(1)

	Proven(2)			Probable(2)			Proven + Probable(2)		
Reserve Area	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
Mulatos Mine(3),(4),(5)	8,626	1.55	423,659	48,788	0.98	1,527,442	57,414	1.08	1,951,101
Existing Stockpiles	3,347	2.01	216,550	-	-	-	3,347	2.01	216,550
La Yaqui Pit(6)	-	-	-	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon Pit(7)	-	-	-	2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	**11,973**	**1.66**	**640,209**	**53,035**	**1.03**	**1,747,793**	**65,008**	**1.14**	**2,388,002**

(1) The Company's mineral reserves as at December 31, 2011 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 requirements.

(2) Tonnes are rounded to the closest "000s" and grades are rounded to the closest "0.00"s.

(3) The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.

(4) Mineral reserve gold cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on an $1,150 per ounce gold price, a December 2011 resource and recovery model, and the 2012 budget costs based on the actual cost figures from current mining operations.

(5) Pit-contained mineral reserves for the Escondida high-grade zone are 434,000 tonnes grading 11.81 g/t Au for 164,792 ounces and San Carlos highgrade is 649,000 tonnes grading 7.67g/t Au for 160,043 ounces.

(6) Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

(7) Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations

ALAMOS GOLD INC.
32

2011 Mulatos Mineral Resources

MEASURED AND INDICATED, AND INFERRED MINERAL RESOURCES

	Measured(1),(2),(3)			Indicated(1),(2),(3)			Measured + Indicated(1),(2),(3)			Inferred Resources(1),(3)		
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	699	4.17	93,704	4,948	3.38	537,036	5,647	3.47	630,740	794	3.14	80,207
1.5	1,214	3.13	122,109	9,419	2.59	784,025	10,633	2.65	906,134	1,848	2.33	138,669
1.0	2,595	2.11	175,662	21,536	1.81	1,251,513	24,131	1.84	1,427,175	3,880	1.74	217,561
0.7	4,816	1.51	234,049	43,913	1.31	1,848,584	48,729	1.33	2,082,633	8,043	1.27	327,780
0.5	**7,818**	**1.16**	**290,657**	**77,173**	**1.00**	**2,475,562**	**84,991**	**1.01**	**2,766,219**	**17,432**	**0.90**	**506,031**
0.3	13,197	0.85	361,974	147,200	0.71	3,356,485	160,397	0.72	3,718,459	37,488	0.63	755,141

(1) The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2) In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3) Measured, indicated, and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.

Alamos Gold Inc.
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2011 Turkey Mineral Resources

MEASURED AND INDICATED AND INFERRED MINERAL RESOURCES(1)

Resource Area	Measured and Indicated Mineral Resources(2)					Inferred Resources(3)				
	Tonnes (000s)	Grade (g/t Au)(3)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag	Tonnes (000s)	Grade (g/t Au)(3)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
Ağı Dağı	79,366	0.59	3.32	1,509,804	8,478,675	20,861	0.53	2.86	355,793	1,920,374
Kirazlı	30,748	0.71	8.49	706,437	8,392,499	5,575	0.52	9.95	93,288	1,783,621
Çamyurt(4)						24,557	0.81	4.77	639,531	3,766,129
TOTAL	**110,114**	**0.62**	**4.76**	**2,216,241**	**16,871,174**	**50,993**	**0.66**	**4.55**	**1,088,612**	**7,470,124**

(1) The economic cut-off grade is 0.2 g/t Au

(2) Measured and indicated resource for the Ağı Dağı project (which includes the Baba, Ayitepe, Deli, and Fire Tower zones) and the Kirazlı project are pit-constrained, include oxide and transition material only (no sulphide), with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a March 2012 resource model, average pit slope angle of 38^0, and estimated costs and recoveries based on Pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade.

(3) Inferred resource for the projects at Kirazlı and Ağı Dağı (which includes the Baba, Ayitepe, Deli, and Fire Tower zones) are pit-constrained, include oxide and transition material only (no sulphide), with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,250 per ounce gold price and a US$22.50 per ounce silver price, a March 2012 resource model, average pit slope angle of 38^0, and estimated costs and recoveries based on Pre-feasibility study specifications. Resources were then tabulated by gold cut-off grade. Inferred resources for the Çamyurt project are pit-constrained, using a $1,250 per ounce gold price, a 60:1 Ag:Au value ratio (Au equivalent = Au + ((Ag/60) x Ag recovery)), an average pit slope angle of 45^0, estimated costs based on the Pre-feasibility study, and recoveries for Au and Ag based on grade ranges (refer to Table 1 of Alamos press release dated June 28, 2012). Only oxide and transition material (no sulphide) were considered in the pit run.

(4) Initial inferred mineral resources published on June 28, 2012.

ALAMOS GOLD INC.

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Jo Mira Clodman

Vice President, Investor Relations 416.368.9932 x 401 jmclodman@alamosgold.com